FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer
November 13, 2012

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the Six Months Ended September 30, 2012

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six months ended September 30, 2012 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2012 and September 30, 2012

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                                March 31,    September 30,
ASSETS                                                                           2012             2012
-----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                       156,210          122,965
   Time deposits                                                                     2,461            3,308
   Trade receivables:
       Notes                                                                        43,921           39,576
       Accounts                                                                    439,673          413,317
       Less- Allowance for doubtful receivables                                    (16,380)         (13,675)
   Current maturities of long-term finance receivables, net                        219,716          221,089
   Inventories:
       Finished goods                                                              101,165          103,407
       Work in process and raw materials                                            93,844           93,288
   Deferred income taxes and other                                                  65,896           65,286
-----------------------------------------------------------------------------------------------------------
          Total current assets                                                   1,106,506        1,048,561
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                             45,893           45,606
   Buildings                                                                       265,843          264,763
   Machinery and equipment                                                         659,503          662,823
   Construction in progress                                                          9,576           14,739
-----------------------------------------------------------------------------------------------------------
          Total                                                                    980,815          987,931
   Less- accumulated depreciation                                                 (712,288)        (715,945)
-----------------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                        268,527          271,986
-----------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                              468,004          470,661
   Investment securities                                                            45,470           43,421
   Investments in and advances to affiliates                                           444            1,037
   Goodwill                                                                        195,251          184,187
   Other intangible assets                                                         112,914          103,336
   Lease deposits and other                                                         92,242           95,326
-----------------------------------------------------------------------------------------------------------
          Total investments and other assets                                       914,325          897,968
-----------------------------------------------------------------------------------------------------------
Total assets                                                                     2,289,358        2,218,515
===========================================================================================================

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                               March 31,      September 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                             2012             2012
-----------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                           111,272          105,168
   Current maturities of long-term indebtedness                                    105,160          119,062
   Trade payables:
       Notes                                                                        11,553           11,625
       Accounts                                                                    240,656          216,304
   Accrued income taxes                                                             13,448           12,473
   Accrued expenses and other                                                      190,935          176,342
-----------------------------------------------------------------------------------------------------------
          Total current liabilities                                                673,024          640,974
-----------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                          525,435          518,263
   Accrued pension and severance costs                                             164,757          156,550
   Deferred income taxes and other                                                  47,124           43,302
-----------------------------------------------------------------------------------------------------------
          Total long-term liabilities                                              737,316          718,115
-----------------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                                    135,364          135,364
   Additional paid-in capital                                                      186,083          186,083
   Retained earnings                                                               742,549          748,092
   Accumulated other comprehensive loss                                           (204,175)        (231,070)
   Treasury stock at cost                                                          (37,117)         (37,120)
-----------------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                           822,704          801,349
-----------------------------------------------------------------------------------------------------------
Noncontrolling interests                                                            56,314           58,077
-----------------------------------------------------------------------------------------------------------
Total equity                                                                       879,018          859,426
-----------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                     2,289,358        2,218,515
===========================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended September 30, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                          Six months ended      Six months ended
                                                                         September 30, 2011    September 30, 2012
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      435,174              414,708
   Post sales and rentals                                                        451,723              446,207
   Other revenue                                                                  52,185               56,552
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   939,082              917,467
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      301,323              297,534
   Post sales and rentals                                                        212,155              205,185
   Other revenue                                                                  38,752               40,342
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   552,230              543,061
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            386,852              374,406
Selling, general and administrative expenses                                     388,885              347,018
-----------------------------------------------------------------------------------------------------------------
         Operating income (loss)                                                  (2,033)              27,388
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                    1,503                1,536
   Interest expense                                                               (3,430)              (3,555)
   Foreign currency exchange (gain) loss, net                                     (6,052)                (960)
   Other, net                                                                        288                   81
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    (7,691)              (2,898)
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings of affiliates            (9,724)              24,490
Provision for income taxes:
   Current                                                                        11,498               10,759
   Deferred                                                                      (14,581)                (358)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    (3,083)              10,401
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                      (1)                  57
Consolidated net income (loss)                                                    (6,642)              14,146
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                                2,150                2,433
-----------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                             (8,792)              11,713
=================================================================================================================

                                                                                Yen                   Yen
                                                                         ----------------------------------------
Per share of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          (12.12)               16.15
   Diluted                                                                        (12.12)                  --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   16.50                 8.50
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          (60.60)               80.75
   Diluted                                                                        (60.60)                  --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   82.50                42.50
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended September 30, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         September 30, 2011    September 30, 2012
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      223,161              209,348
   Post sales and rentals                                                        222,168              220,642
   Other revenue                                                                  26,360               28,090
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   471,689              458,080
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      154,970              153,608
   Post sales and rentals                                                        108,014               99,783
   Other revenue                                                                  19,444               20,181
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   282,428              273,572
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            189,261              184,508
Selling, general and administrative expenses                                     202,620              171,401
-----------------------------------------------------------------------------------------------------------------
         Operating income (loss)                                                 (13,359)              13,107
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                      896                  694
   Interest expense                                                               (1,967)              (2,034)
   Foreign currency exchange (gain) loss, net                                     (4,867)                 355
   Other, net                                                                        286                   93
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    (5,652)                (892)
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings of
   affiliates                                                                    (19,011)              12,215
Provision for income taxes:
   Current                                                                         4,570                7,776
   Deferred                                                                      (10,824)              (2,044)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    (6,254)               5,732
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                       7                   16
Consolidated net income (loss)                                                   (12,750)               6,499
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                                   975                1,323
-----------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                            (13,725)               5,176
=================================================================================================================


                                                                                Yen                     Yen
                                                                         ----------------------------------------
Per share of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          (18.92)                7.13
   Diluted                                                                        (18.92)                  --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                      --                   --
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          (94.60)               35.65
   Diluted                                                                        (94.60)                  --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                      --                   --
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Six Months Ended September 30, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                          Six months ended      Six months ended
                                                                         September 30, 2011    September 30, 2012
-----------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                                    (6,642)              14,146
Other comprehensive income (loss) , net of tax:
   Net unrealized holding losses on available-for-sale securities                 (2,435)              (1,489)
   Pension liability adjustments                                                    (556)               3,448
   Net unrealized losses on derivative instruments                                   (27)                (292)
   Foreign currency translation adjustments                                      (44,954)             (28,848)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   (47,972)             (27,181)
-----------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                               (54,614)             (13,035)
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      2,006                2,147
-----------------------------------------------------------------------------------------------------------------
Comprehensive loss attributable to Ricoh Company, Ltd.                           (56,620)             (15,182)
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended September 30, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         September 30, 2011    September 30, 2012
-----------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                                   (12,750)               6,499
Other comprehensive income (loss) , net of tax:
   Net unrealized holding losses on available-for-sale securities                 (1,738)                (790)
   Pension liability adjustments                                                  (1,304)               3,703
   Net unrealized gains (losses) on derivative instruments                           502                   (3)
   Foreign currency translation adjustments                                      (38,663)                 807
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   (41,203)               3,717
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                      (53,953)              10,216
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                        891                1,299
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) attributable to Ricoh Company, Ltd.                  (54,844)               8,917
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended September 30, 2011 and 2012

                                                                                        Millions of Yen
                                                                           ----------------------------------------
                                                                            Six months ended      Six months ended
                                                                           September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income (loss)                                                 (6,642)              14,146
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                              43,981               43,000
       Equity in earnings of affiliates, net of dividends received                     1                  (57)
       Deferred income taxes                                                     (14,581)                (358)
       Pension and severance costs, less payment                                  (8,321)              (2,876)
       Changes in assets and liabilities, net of effects from acquisition-
          Decrease in trade receivables                                           17,220               11,496
          Increase in inventories                                                (27,963)              (9,097)
          Increase in finance receivables                                        (10,617)             (11,720)
          Decrease in trade payables                                              (1,311)             (19,866)
          Increase (Decrease) in accrued income taxes and
            accrued expenses and other                                             8,626               (2,353)
       Other, net                                                                 15,177                6,149
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                               15,570               28,464
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                              565                  639
   Expenditures for property, plant and equipment, including
     interest capitalized                                                        (36,885)             (41,381)
   Expenditures for intangible asset                                              (8,375)              (6,200)
   Payments for purchases of available-for-sale securities                          (122)                 (98)
   Proceeds from sales of available-for-sale securities                               10                   25
   Increase in time deposits, net                                                   (400)              (1,000)
   Other, net                                                                     (7,754)              (4,597)
-------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                  (52,961)             (52,612)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                           23,386               31,300
   Repayment of long-term indebtedness                                           (29,671)             (24,534)
   Increase (Decrease) in short-term borrowings, net                              24,680               (3,593)
   Repayment of long-term debt securities                                           (231)                  --
   Dividends paid                                                                (11,971)              (6,163)
   Payment for purchase of treasury stock                                            (14)                  (8)
   Other, net                                                                       (294)                (381)
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities                      5,885               (3,379)
-------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (7,105)              (5,718)
-------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                        (38,611)             (33,245)
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   172,221              156,210
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       133,610              122,965
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 95 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the six months ended September 30, 2012 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

During the fiscal year ended March 31, 2012, certain subsidiaries of the Company changed their fiscal year-ends from December 31 to March 31. Prior-year consolidated financial statements have been retrospectively adjusted in order to reflect the elimination of the lag period.

The effect of the retrospective application was as follows.

                                                                               Millions of Yen
                                                                  ------------------------------------------
                                                                     Six months ended    September 30, 2011
                                                                  ------------------------------------------
                                                                  As originally reported     As adjusted
------------------------------------------------------------------------------------------------------------
 Net loss attributable to Ricoh Company, Ltd.                          (7,363)                  (8,792)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-basic(yen)                                                 (10.15)                  (12.12)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-diluted (yen)                                              (10.15)                  (12.12)
============================================================================================================

                                                                               Millions of Yen
                                                                  ------------------------------------------
                                                                   Three months ended    September 30, 2011
                                                                  ------------------------------------------
                                                                  As originally reported     As adjusted
------------------------------------------------------------------------------------------------------------
 Net loss attributable to Ricoh Company, Ltd.                         (10,809)                  (13,725)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-basic(yen)                                                 (14.90)                   (18.92)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-diluted (yen)                                              (14.90)                   (18.92)
============================================================================================================

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment is computed principally over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The Company and its domestic subsidiaries have adopted using the declining-balance method for computing depreciation, but the Company reviewed the method of depreciating fixed assets, triggered by the group-wide reorganization of its domestic manufacturing functions based on the changes in the economic environment. As a result, the Company decided that the straight-line method is more appropriate to reflect the expected pattern of consumption of property, plant and equipment because the change in assets structure due to the recent increase of the capital expenditures for new manufacturing technology gives equalization of the pattern of consumption of the future benefits to be derived from those assets.

On April 1, 2012, the Company and its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method.

In accordance with ASC 250, "Accounting Changes and Error corrections", the effects of the change are accounted for prospectively beginning with the period of change, as a change in accounting estimate. Management believes that this change did not make a material effect on Ricoh's consolidated financial statements.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 10 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of operations.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of operations.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

Ricoh adopted ASC 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

(T)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2011, the FASB issued ASU 2011-11. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). It is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. Retrospective application is required and early adoption is permitted. Management believes the adoption of ASU 2011-11 will not have a material effect on Ricoh's consolidated financial position.

(U)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2012 and September 30, 2012 consist of the following:

                                                       Millions of Yen
                                              ----------------------------------
                                              March 31, 2012  September 30, 2012
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                    43,633          41,386
   Non-marketable equity securities                  1,837           2,035
--------------------------------------------------------------------------------
                                                    45,470          43,421
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2012 and September 30, 2012 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2012                                 September 30, 2012
                       ----------------------------------------- -----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair               holding     holding      Fair
                       Cost      gains      losses       value     Cost      gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity
   securities          35,489       6,590         225    41,854   35,468       5,418       1,188    39,698
  Corporate debt
   securities           1,697          82          --     1,779    1,556         132          --     1,688
----------------------------------------------------------------------------------------------------------
                       37,186       6,672         225    43,633   37,024       5,550       1,188    41,386
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 and September 30, 2012 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2012
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities             781          129            467            96            1,248         225
==============================================================================================================

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                            September 30, 2012
                            ----------------------------------------------------------------------------------
                              Less than 12 months           12 months or longer                 Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities          23,248          829            856           359           24,104       1,188
===============================================================================================================

Gross unrealized holding losses of available-for-sale securities as of March 31, 2012 and September 30, 2012 consist of 29 and 37 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2012 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                         Cost       Fair value
------------------------------------------------------------------------------
Due after one year through five years                      469           475
Over five years                                          1,087         1,213
------------------------------------------------------------------------------
                                                         1,556         1,688
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the six months ended September 30, 2011 and 2012.

There were no significant realized gains or losses on sales of available-for-sale securities for the six months ended September 30, 2011 and 2012.

There were no significant realized gains or losses on valuation of available-for-sale securities for the six months ended September 30, 2011 and 2012.

3.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic benefit costs of the pension plans consist of the following components:

                                                                                 Millions of Yen
                                                                     ----------------------------------------
                                                                      Six months ended      Six months ended
                                                                     September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------------------------
Service cost                                                                  6,141                 6,222
Interest cost                                                                 7,121                 6,477
Expected return on plan assets                                               (4,456)               (5,255)
Net amortization                                                              1,092                 1,839
-------------------------------------------------------------------------------------------------------------
Total net periodic pension cost                                               9,898                 9,283
=============================================================================================================

                                                                                 Millions of Yen
                                                                     ----------------------------------------
                                                                     Three months ended    Three months ended
                                                                     September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------------------------
Service cost                                                                  3,102                 3,100
Interest cost                                                                 3,553                 3,202
Expected return on plan assets                                               (2,218)               (3,042)
Net amortization                                                                542                   934
-------------------------------------------------------------------------------------------------------------
Total net periodic pension cost                                               4,979                 4,194
=============================================================================================================

4.    EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the six months ended September 30, 2011 and 2012 are as follows:


                                                                    Millions of Yen
                                   -----------------------------------------------------------------------------------
                                      Six months ended September 30, 2011        Six months ended September 30, 2012
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                      Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling     Total
                                     Equity          Interests     Equity        Equity        Interests        Equity
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period            925,243         52,887       978,130      822,704         56,314        879,018
----------------------------------------------------------------------------------------------------------------------
  Net income (loss)                     (8,792)         2,150        (6,642)      11,713          2,433         14,146
  Unrealized losses on securities       (2,426)            (9)       (2,435)      (1,484)            (5)        (1,489)
  Pension liability adjustments           (560)             4          (556)       3,446              2          3,448
  Unrealized gains (losses) on
   derivatives                             (29)             2           (27)        (180)          (112)          (292)
  Foreign currency translation
   adjustments                         (44,813)          (141)      (44,954)     (28,677)          (171)       (28,848)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)            (56,620)         2,006       (54,614)     (15,182)         2,147        (13,035)
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock         (11,971)            --       (11,971)      (6,163)            --         (6,163)
Distributions to Noncontrolling
 interests                                  --           (305)         (305)          --           (384)          (384)
Net changes in treasury stock                8             --             8           (3)            --             (3)
Wholly owned subsidiaries                   --           (198)         (198)          --             --             --
Other                                      (11)            --           (11)          (7)            --             (7)
----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                  856,649         54,390       911,039      801,349         58,077        859,426
----------------------------------------------------------------------------------------------------------------------

5.   DIVIDENDS

Cash dividends paid during the six months ended September 30, 2011 is as follows:

Resolved at the General meetings of Shareholders on June 24, 2011
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,971
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2011
  Effective date                                                June 27, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends to be paid for the six months ended September 30, 2011, of which effective date is after September 30, 2011.

Resolved at the Board meeting on October 28, 2011
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                          11,970
  Dividend per share of common stock (yen)                              16.50
  Record date                                              September 30, 2011
  Effective date                                             December 1, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends paid during the six months ended September 30, 2012 is as follows:

Resolved at the General meetings of Shareholders on June 26, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                            6,163
  Dividend per share of common stock (yen)                               8.50
  Record date                                                  March 31, 2012
  Effective date                                                June 27, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends to be paid for the six months ended September 30, 2012, of which effective date is after September 30, 2012.

Resolved at the Board meeting on October 30, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                           9,063
  Dividend per share of common stock (yen)                              12.50
  Record date                                              September 30, 2012
  Effective date                                             December 3, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

6.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,134.64 and Yen 1,105.21 as of March 31, 2012 and September 30, 2012, respectively. Dividends per share shown in the consolidated statements of operations are computed based on dividends paid for the year ended March 31, 2012 and the six months ended September 30, 2012.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                          Thousands of shares
                                                               ---------------------------------------
                                                                 Six months ended    Six months ended
                                                                September 30, 2011  September 30, 2012
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,501             725,074
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                     --                  --
------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                            725,501             725,074
======================================================================================================

                                                                            Millions of Yen
                                                               ---------------------------------------
                                                                 Six months ended    Six months ended
                                                                September 30, 2011  September 30, 2012
------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                  (8,792)             11,713
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                     --                  --
------------------------------------------------------------------------------------------------------
Diluted net income (loss) attributable to Ricoh Company, Ltd.          (8,792)             11,713
======================================================================================================

                                                                                  Yen
                                                               ---------------------------------------
                                                                 Six months ended    Six months ended
                                                                September 30, 2011  September 30, 2012
------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
   per share:
   Basic:
       Basic: Net income (loss) attributable to Ricoh
          Company, Ltd.                                                (12.12)              16.15
   Diluted:
       Diluted: Net income (loss) attributable to Ricoh
          Company, Ltd.                                                (12.12)                 --
======================================================================================================

                                                                          Thousands of shares
                                                               ---------------------------------------
                                                                Three months ended  Three months ended
                                                                September 30, 2011  September 30, 2012
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,499             725,070
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                     --                  --
------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                            725,499             725,070
======================================================================================================

                                                                            Millions of Yen
                                                             -----------------------------------------
                                                             Three months ended     Three months ended
                                                             September 30, 2011     September 30, 2012
------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                (13,725)              5,176
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                    --                  --
------------------------------------------------------------------------------------------------------
Diluted net income (loss) attributable to Ricoh Company, Ltd.        (13,725)              5,176
======================================================================================================

                                                                                Yen
                                                             -----------------------------------------
                                                             Three months ended     Three months ended
                                                             September 30, 2011     September 30, 2012
------------------------------------------------------------------------------------------------------
 Net income (loss) attributable to Ricoh Company,
   Ltd. per share:
      Basic:
         Basic: Net income (loss) attributable to Ricoh
            Company, Ltd.                                             (18.92)               7.13
      Diluted:
          Diluted: Net income (loss) attributable to Ricoh
             Company, Ltd.                                            (18.92)                 --
======================================================================================================

Diluted net income (loss) per share attributable to Ricoh Company, Ltd. for the six months and three months ended September 30, 2012 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

Euro Yen Zero Coupon Convertible Bonds was excluded as anti-dilutive for the six months and three months ended September 30, 2011 due to Ricoh incurring a net loss attributable to Ricoh Company, Ltd.

7.    DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of operations. There were no fair value hedges as of September 30, 2011 and 2012.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the six months ended September 30, 2012 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 45 million of the balance of accumulated other comprehensive income as of September 30, 2012.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held mainly to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statements of operations.

Contract amounts of derivative instruments at March 31, 2012 and September 30, 2012 are shown in the following tables:


                                                  Millions of Yen
                                      ------------------------------------------
                                      March 31, 2012      September 30, 2012
--------------------------------------------------------------------------------
 Interest rate swap agreements              339,234                  348,883
 Foreign currency contracts                 190,543                  175,622
 Foreign currency options                    27,657                   34,368
================================================================================

The location and fair value amounts of derivatives in the consolidated balance sheets are shown in the following tables:

Derivatives designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                     Balance sheet                             Balance sheet
                                        Location       Millions of Yen           Location        Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31, September 30,                 March 31,  September 30,
Asset Derivatives                                       2012        2012                         2012         2012
----------------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Deferred income                           Lease deposits
                                    taxes and other          --            --    and other           45             14
======================================================================================================================
                                                      March 31, September 30,                 March 31,  September 30,
Liability Derivatives                                   2012        2012                         2012         2012
----------------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Accrued expenses                          Deferred income
                                       and other            452           306 taxes and other     1,526          2,063
======================================================================================================================

Derivatives not designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                     Balance sheet                             Balance sheet
                                        Location       Millions of Yen           Location        Millions of Yen
----------------------------------------------------------------------------------------------------------------------
                                                      March 31, September 30,                 March 31,  September 30,
Asset Derivatives                                       2012        2012                         2012         2012
----------------------------------------------------------------------------------------------------------------------
   Foreign currency contracts       Deferred income                           Lease deposits
                                    taxes and other         389         2,182    and other           79          1,567
   Foreign currency options                                  36           180                        --             --
----------------------------------------------------------------------------------------------------------------------
   Total                                                    425         2,362                        79          1,567
======================================================================================================================

                                                      March 31, September 30,                 March 31,  September 30,
Liability Derivatives                                   2012        2012                         2012         2012
----------------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                             27            19                       222            235
   Foreign currency contracts       Accrued expenses                          Deferred income
                                       and other          3,112           494 taxes and other     3,188            314
   Foreign currency options                               1,056           228                        --             --
----------------------------------------------------------------------------------------------------------------------
   Total                                                  4,195           741                     3,410            549
======================================================================================================================

Total fair value amounts of derivatives

                                                               Millions of
                                                                   Yen
                                                        -----------------------
                                                             Fair value
-------------------------------------------------------------------------------
                                                        March 31, September 30,
                                                          2012        2012
-------------------------------------------------------------------------------
Total Asset Derivatives                                       549         3,943
Total Liability Derivatives                                 9,583         3,659
-------------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the six months ended September 30, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (121)       Interest expense        (92)         --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2011
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                              (132)
Foreign currency contracts     Foreign currency exchange (gain) loss, net             3,997
Foreign currency options       Foreign currency exchange (gain) loss, net               426
---------------------------------------------------------------------------------------------
Total                                                                                 4,291
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the three months ended
September 30, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           466        Interest expense        (27)         --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2011
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                               (82)
Foreign currency contracts     Foreign currency exchange (gain) loss, net              (873)
Foreign currency options       Foreign currency exchange (gain) loss, net               350
---------------------------------------------------------------------------------------------
Total                                                                                  (605)
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the Six months ended September 30, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (201)       Interest expense        (21)         --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                (5)
Foreign currency contracts     Foreign currency exchange (gain) loss, net             8,773
Foreign currency options       Foreign currency exchange (gain) loss, net               972
---------------------------------------------------------------------------------------------
Total                                                                                 9,740
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statements of operations for the three months ended September 30, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements            46        Interest expense        (2)          --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           September 30, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                 7
Foreign currency contracts     Foreign currency exchange (gain) loss, net             1,661
Foreign currency options       Foreign currency exchange (gain) loss, net              (320)
---------------------------------------------------------------------------------------------
Total                                                                                 1,348
=============================================================================================

8.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 11 million as of September 30, 2012.

As of September 30, 2012 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,837 million and Yen 2,035 million as of March 31, 2012 and September 30, 2012, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework. The 3 levels of inputs that are used to measure the fair values are defined in Note 10.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers or suitable valuation method based on available data.

The estimated fair value of the financial instruments as of March 31, 2012 and September 30, 2012 are summarized as follows:

                                                    Millions of Yen
                                    -------------------------------------------------
                                       March 31, 2012           September 30, 2012
                                    -----------------------   -----------------------
                                    Carrying    Estimated      Carrying    Estimated
                                     amount     fair value      amount     fair value
-------------------------------------------------------------------------------------
Investment securities                  45,470       45,470        43,421       43,421
Installment loans                      83,361       84,441        85,807       86,918
Long-term indebtedness               (525,435)    (524,056)     (518,263)    (517,736)
Interest rate swap agreements, net     (2,182)      (2,182)       (2,609)      (2,609)
Foreign currency contracts, net        (5,832)      (5,832)        2,941        2,941
Foreign currency options, net          (1,020)      (1,020)          (48)         (48)
=====================================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2012 and September 30, 2012.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2012
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           35,734      --      -- 35,734
       Foreign equity securities             6,120      --      --  6,120
       Foreign corporate bonds               1,779      --      --  1,779
   Derivative instruments
       Interest rate swap agreements            --      45      --     45
       Foreign currency contracts               --     468      --    468
       Foreign currency options                 --      36      --     36
-------------------------------------------------------------------------
          Total assets                      43,633     549      -- 44,182
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,227      --  2,227
       Foreign currency contracts               --   6,300      --  6,300
       Foreign currency options                 --   1,056      --  1,056
-------------------------------------------------------------------------
          Total liabilities                     --   9,583      --  9,583
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                   September 30, 2012
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
  Available-for-sale securities:
       Domestic equity securities           31,725      --      -- 31,725
       Foreign equity securities             7,973      --      --  7,973
       Foreign corporate bonds               1,688      --      --  1,688
  Derivative instruments
       Interest rate swap agreements            --      14      --     14
       Foreign currency contracts               --   3,749      --  3,749
       Foreign currency options                 --     180      --    180
-------------------------------------------------------------------------
          Total assets                      41,386   3,943      -- 45,329
=========================================================================
Liabilities:
   Derivatives instruments
   Interest rate swap agreements                --   2,623      --  2,623
   Foreign currency contracts                   --     808      --    808
   Foreign currency options                     --     228      --    228
-------------------------------------------------------------------------
          Total liabilities                     --   3,659      --  3,659
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a non-recurring basis

There were no material assets and liabilities measured at fair value on a non-recurring basis during the six months ended September 30, 2011 and 2012.

11.  TRANSFER OF FINANCIAL ASSETS

Ricoh Leasing Company, Ltd. transferred its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets. Subsequently, Ricoh Leasing Company, Ltd. transferred the non-subordinated beneficial interests to and received cash as consideration from transferees, such as Special Purpose Entity ("SPE") that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

Ricoh performs a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity ("VIE"). The primary beneficiary of a VIE has both the : (1) power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, Ricoh consolidated the trust and eliminated the retained subordinated beneficial interests on the consolidated balance sheets. The consolidated assets and liabilities as of March 31, 2012 and September 30, 2012 are as follows:

                                                                 Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2012  September 30, 2012
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net      15,487              13,817
Long-term finance receivables, net                            30,225              26,941
Current maturities of long-term indebtedness                  12,487              11,444
Long-term indebtedness                                        24,371              22,314
============================================================================================

The transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust's liabilities or transferee's liabilities in substantially. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Apart from the transactions mentioned above, Ricoh's foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans as of March 31, 2012 and September 30, 2012 are as follows:

                                                                 Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2012  September 30, 2012
--------------------------------------------------------------------------------------------
Current maturities of long-term finance  receivables, net      1,397               1,155
Long-term finance receivables, net                             6,919               5,897
Current maturities of long-term indebtedness                   1,397               1,155
Long-term indebtedness                                         6,919               5,897
============================================================================================

12. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of September 30, 2011 and September 30, 2012 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  September 30, 2011
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                  10,527        1,772        2,485        14,784
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,114)         (28)         (38)       (1,180)
   Recoveries                                          --           --           --            --
   Provision                                        1,570          298           73         1,941
   Translation adjustment                            (304)          --          (50)         (354)
Ending balance                                     10,679        2,042        2,470        15,191
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           4,452          805        1,251         6,508
   Collectively evaluated                           6,227        1,237        1,219         8,683
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             67,237        1,061        3,803        72,101
Collectively evaluated                            522,827       78,007       47,030       647,864
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      590,064       79,068       50,833       719,965
=================================================================================================


                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  September 30, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,472        1,747        2,595        12,814
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,038)          (3)         (51)       (1,092)
   Recoveries                                          --           --           --            --
   Provision                                        1,144          (71)      (1,186)         (113)
   Translation adjustment                            (150)          --           --          (150)
Ending balance                                      8,428        1,673        1,358        11,459
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,345          502          776         3,623
   Collectively evaluated                           6,083        1,171          582         7,836
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             58,693          820        2,873        62,386
Collectively evaluated                            555,678       86,660       47,161       689,499
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      614,371       87,480       50,034       751,885
=================================================================================================

(B)   AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2012and September 30, 2012 are as follows:


                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  March 31, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Current                                           608,336       84,274       45,049       737,659
Overdue                                             4,495          834        2,403         7,732
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      612,831       85,108       47,452       745,391
=================================================================================================


                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  September 30, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other     Total
-------------------------------------------------------------------------------------------------
Current                                           609,238       86,915       49,839       745,992
Overdue                                             5,133          565          195         5,893
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      614,371       87,480       50,034       751,885
=================================================================================================

13.   SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the six and three months ended September 30, 2011 and 2012, respectively. Intersegment sales are made at arm's-length prices. No single customer accounted for 10% or more of the total revenues for the six and three months ended September 30, 2011 and 2012.

(A)  OPERATING SEGMENT INFORMATION

                                                               Millions of Yen
                                                  ----------------------------------------
                                                    Six months ended     Six months ended
                                                   September 30, 2011   September 30, 2012
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  829,309              797,637
   Industrial Products                                   52,853               49,489
   Other                                                 59,184               72,393
   Intersegment transaction                              (2,264)              (2,052)
------------------------------------------------------------------------------------------
   Total Segment Sales                                  939,082              917,467
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   37,054               59,593
   Industrial Products                                   (2,156)                (658)
   Other                                                 (2,485)                (743)
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                           32,413               58,192
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (34,446)             (30,804)
   Interest and dividend income                           1,503                1,536
   Interest expense                                      (3,430)              (3,555)
   Foreign currency exchange loss, net                   (6,052)                (960)
   Other, net                                               288                   81
------------------------------------------------------------------------------------------
Income (loss) before Income Taxes and Equity in
  Earnings of Affiliates                                 (9,724)              24,490
==========================================================================================


                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  415,959              397,087
   Industrial Products                                   26,588               24,981
   Other                                                 30,340               37,076
   Intersegment transaction                              (1,198)              (1,064)
------------------------------------------------------------------------------------------
   Total Segment Sales                                  471,689              458,080
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                    9,004               28,851
   Industrial Products                                   (1,675)                (240)
   Other                                                 (2,098)                (439)
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                            5,231               28,172
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (18,590)             (15,065)
   Interest and dividend income                             896                  694
   Interest expense                                      (1,967)              (2,034)
   Foreign currency exchange loss, net                   (4,867)                 355
   Other, net                                               286                   93
------------------------------------------------------------------------------------------
Income (loss) before Income Taxes and Equity in
  Earnings of Affiliates                                (19,011)              12,215
==========================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

Certain products were reclassified into Imaging & Solutions and Industrial Products from Other in this fiscal year. The reclassification was made to the prior year's figures.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                               Millions of Yen
                                                  -----------------------------------------
                                                    Six months ended      Six months ended
                                                   September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------
Sales-
  Japan                                                 434,515              430,762
  The Americas                                          234,394              234,319
  Europe, Middle East and Africa                        207,949              187,163
  Other                                                  62,224               65,223
-------------------------------------------------------------------------------------------
  Consolidated                                          939,082              917,467
===========================================================================================


                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------
Sales-
  Japan                                              219,203                215,313
  The Americas                                       120,151                116,852
  Europe, Middle East and Africa                     100,231                 91,910
  Other                                               32,104                 34,005
-------------------------------------------------------------------------------------------
  Consolidated                                       471,689                458,080
===========================================================================================

Middle East and Africa were reclassified from Other into Europe in this fiscal year. The reclassification was made to the prior year's figures.

14.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF OPERATIONS

The following amounts were charged to selling, general and administrative expenses for the six months and three months ended September 30, 2011 and 2012:

                                                               Millions of Yen
                                                  -----------------------------------------
                                                    Six months ended      Six months ended
                                                   September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------
Research and development costs                           59,784               54,770
Advertising costs                                         5,483                5,668
Shipping and handling costs                              11,211               11,314
===========================================================================================


                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   September 30, 2011    September 30, 2012
-------------------------------------------------------------------------------------------
Research and development costs                           32,101               27,707
Advertising costs                                         3,110                3,351
Shipping and handling costs                               6,275                5,574
===========================================================================================

15.  SUBSEQUENT EVENTS

On October 22, 2012, the Company entered into a loan totaling 30,000 million yen from the Development Bank of Japan Inc. under DBJ Environmental Ratings Loan Program which is to be given to the companies who has been engaged in advanced efforts for the environmentally responsible management.